082-35716

[redacted]

08006206

SUPPL

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Scott A. Anenberg
Direct Tel (202) 263-3303
Direct Fax (202) 263-5303
sanenberg@mayerbrown.com

November 25, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SEC Mail Processing
Section

NOV 25 2008

Washington, DC
111

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report of a Change in the Securities of the Corporation dated November 25, 2008 relating to Arab Israel Bank – Financial Statements.

Sincerely,

Scott A. Anenberg

Enclosure.

PROCESSED
DEC 12 2008
THOMSON REUTERS

12/9

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 November 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Arab Israel Bank – Financial Statements

Bank Leumi le-Israel B.M. (the "Bank") announces that the Bank's subsidiary, Arab Israel Bank Ltd. ("Arab Israel Bank") has published its financial statements for the first nine months of 2008.

Net profit of Arab Israel Bank amounted to NIS 63.6 million in the reported period, compared with net profit of NIS 69.4 million in the corresponding period of 2007 – a decrease of 8.4%. Net profit in the third quarter of 2008 amounted to NIS 15.9 million, compared with net profit of NIS 22.3 million in the corresponding period of 2007, a decrease of 28.7%

Net return on shareholders' equity in the reported period amounted to 23.7% on an annual basis, compared with 26.0% in the corresponding period in 2007.

Total income of the Arab Israel Bank amounted to NIS 251.9 million in the first nine months of 2008, compared with NIS 231.5 million in the corresponding period in 2007 – an increase of 8.8%. Total income in the third quarter of 2008 amounted to NIS 81.7 million, compared with net profit of NIS 80.6 million in the corresponding quarter of 2007, an increase of 1.4%. However, as a result of the reform in commissions, revenues from commissions decreased by 4.1% in the third quarter of 2008.

Net interest income before provision for doubtful debts amounted to NIS 174.4 million in the first nine months of 2008, compared with NIS 161.0 million in the corresponding period in 2007, an increase of 8.3%. Net interest income before provision for doubtful debts for the third quarter of 2008 amounted to NIS 58.4 million, compared with NIS 56.3 million in the corresponding period of 2007, an increase of 3.7%

Operating and other income amounted to NIS 77.5 million in the first nine months of 2008, compared with NIS 70.5 million in the corresponding period in 2007, an increase of 9.9%. Operating and other income in the third quarter of 2008, amounted to NIS 23.3 million, compared with NIS 24.3 million in the corresponding quarter of 2007, a decrease of 4.1%

The expenses of the Arab Israel Bank increased by NIS 21.1 million in the first nine months of 2008, compared with the corresponding period of 2007, mainly as a result of the decrease in the value of severance pay and pension reserves, and due to advertising (new branding) and computer related expenses.

Provision for doubtful debts in the first nine months of 2008, amounted to NIS 10.8 million, compared with NIS 8.3 million with the corresponding period of 2007, an increase of 30.1%. Provision for doubtful debts in the third quarter of 2008 amounted to NIS 3.0 million, compared with NIS 5.1 million in the corresponding quarter of 2007, a decrease of 41.2 %.

Total income after provision for doubtful debts amounted to NIS 241.1 million in the first nine months of 2008, compared with NIS 223.2 million in the corresponding period in 2007 – an increase of 8.0%. Total income after provision for doubtful debts in the third quarter of 2008 amounted to NIS 78.8 million, compared with NIS 75.5 million in the corresponding quarter in 2007 – an increase of 4.2%.

Operating and other expenses amounted to NIS 136.3 million in the first nine months of 2008, compared with NIS 115.2 million in the corresponding period in 2007 – an increase of 18.3%. Operating and other expenses in the third quarter of 2008 amounted to NIS 51.0 million, compared with NIS 43.2 million in the corresponding quarter in 2007 – an increase of 18.1%.

Total assets as at 30 September 2008 amounted to NIS 4,561.5 million, compared with NIS 4,216.3 million as at 31 December 2008 (an increase of 8.2%), and NIS 4,034.3 million as at 30 September 2007 (an increase of 13.1).

Date and time at which the corporation first became aware of the event or matter:
24 November 2008 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END